AB 7/2

DD 6/26/13

SEC
Mail Processing
Section

JUN 26 2013

Washington DC
403

SECURI 13014560 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05-01-2012 (MM/DD/YY) AND ENDING 04-30-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iTB Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 W. 37th Street, Suite 310
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tunwu (Michael) Chuang 646-530-8576
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor (Address) New York (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 7/2/13

OATH OR AFFIRMATION

I, Tunwu Chuang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iTB Securities, LLC, as of April 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

NAN YANG
Notary Public - State of New York
NO. 01YA6239602
Qualified in Queens County
My Commission Expires 4/18/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iTB SECURITIES, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
APRIL 30, 2013

iTB SECURITIES, LLC
CONTENTS

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Member of
iTB SECURITIES, LLC

Report on the financial statements

We have audited the accompanying statement of financial condition of iTB Securities, LLC (the "Company") as of April 30, 2013 and the related statements of operations, changes in member's equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iTB Securities, LLC as of April 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedules I, II, and III is presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
May 29, 2013

iTB SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2013

Assets		
Cash	$	115,208
Due from clearing organization		292,659
Prepaid expenses		1,351
Total Assets	$	409,218
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accruals		4,783
Deferred revenue		4,430
Total Liabilities		9,213
Member's Equity		400,005
Total Liabilities and Member's Equity	$	409,218

The accompanying notes are an integral part of these financial statements.

iTB SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2013

Revenues		
Commissions	$	72,123
Interest income		2,525
Other income		11,000
Total Revenues		85,648
Expenses		
Software fees		55,964
Clearing fees		45,367
Commissions, salaries, and benefits		40,446
Professional fees		53,211
Rent		19,920
Communications		8,640
Regulatory		5,203
Office and other		5,231
Total Expenses		233,981
Net (loss)	$	(148,333)

The accompanying notes are an integral part of these financial statements.

iTB SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED APRIL 30, 2013

Balance - May 1, 2012	$	126,618
Member contributions		421,720
Net (loss)		(148,333)
Balance - April 30, 2013	$	400,005

The accompanying notes are an integral part of these financial statements.

iTB SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED APRIL 30, 2013

Cash Flows from Operating Activities	
Net (loss)	$ (148,333)
Adjustments to reconcile net (loss) to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	9,809
(Increase) in due from clearing organization	(191,816)
(Decrease) in accounts payable and accruals	(5,634)
(Decrease) in deferred revenue	(19,508)
Total Adjustment	(207,149)
Net Cash Used in Operating Activities	(355,482)
Cash Used in Financing Activities	
Member contributions	421,720
Net Increase in Cash	66,238
Cash - May 1, 2012	48,970
Cash - April 30, 2013	$ 115,208

Supplemental Disclosure of Cash Flow Information

Interest paid	$ --
Income taxes paid	$ --

Noncash Investing and Financing Activities

Contributions from member in the form of paid expenses	$ 21,720

The accompanying notes are an integral part of these financial statements.

NOTE 1 - *ORGANIZATION*

iTB Securities, LLC (the "Company") is a Limited Liability Company registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC"). The Company was formed on January 10, 2005 under the laws of the State of New York. The Company's office is located in New York, NY.

The Company operates a fixed income execution management system to facilitate the over the counter trading of liquid debt securities with institutional investors.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

BASIS OF PRESENTATION

The Company's financial statements are prepared on the accrual basis of accounting in accordance accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECEIVABLE FROM CLEARING ORGANIIZATION

Receivables from the clearing organization represent balances arising primarily in connection with securities transactions. The Company establishes a reserve for estimated credit losses based upon historical experience. At April 30, 2013, management determined no such reserve was required.

NOTE 2 - *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

COMMISSION REVENUE AND CLEARING EXPENSE RECOGNITION

Commissions and related expenses are recorded on a settlement date basis as securities transactions are cleared by the clearing organization.

Advance payments for brokerage fees are recorded as deferred revenue.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

ADVERTISING COSTS

The Company expenses advertising costs as they are incurred. For the year ended April 30, 2013, there was no advertising expense.

INCOME TAXES

The Company is classified as a disregarded entity for federal, state and city income tax purposes and is therefore required to be treated as a division of another entity. The Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing

NOTE 3 - *FAIR VALUE MEASUREMENTS*

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at April 30, 2013, does not differ materially from the aggregate carrying values of its financial

NOTE 3 - *FAIR VALUE MEASUREMENTS (CONTINUED)*

instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE 4 – *COMPENSATED ABSENCES*

Employees of the Organization are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Organization's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 5 – *RELATED PARTY AND EXPENSE SHARING AGREEMENT*

Effective January 1, 2010, the Company and its sole member, iTB Holdings, Inc. ("Holdings"), entered into an expense sharing agreement by which their occupancy expenses, including rent and other office expenses, are allocated to each entity based on usage. The agreement was amended on August 1, 2012, to reflect an increase in allocable rent expense.

An estimate will be made at the beginning of each fiscal year of Holdings' overhead and shared expenses based upon the actual incurred overhead and shared expenses from the prior year. The Company shall reimburse Holdings for such occupancy expenses by paying Holdings a monthly payment. The size of the monthly payment may be adjusted periodically to reflect the changes in the Company's usage. At any time, Holdings has authority to forgive payment and treat as a non-cash capital contribution to the Company.

For the year ended April 30, 2013, Holdings paid expenses totaling $21,720 on behalf of the Company, all of which were treated as non-cash capital contributions to the Company pursuant to the agreement discussed above.

NOTE 6 - *CONCENTRATIONS OF CREDIT RISK*

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. In addition to the basic insurance deposit coverage, the FDIC was providing temporary unlimited coverage for non-interest bearing transaction accounts through December 31, 2012. All of its U.S. non-interest bearing cash balances were fully insured at December 31, 2012 due to a temporary U.S. federal program in effect from December 31, 2010 through December 31, 2012. Beginning in 2013, U.S. insurance coverage was reverted to $250,000 per depositor at each financial institution. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

NOTE 7 - *COMMITMENTS AND CONTINGENCIES*

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

COMMITMENTS

The Company is under contract to pay FINOP Service, LLC a monthly fee of $800 for FINOP Services. The agreement can be terminated at any time by either party upon thirty (30) days written notice.

Effective April 1, 2012, the Company amended its contract with Toothless Mule, LLC for consulting services for a term of one year. The Company pays a bi-monthly consulting fee of $1,250. The agreement will continue to be automatically renewed for one year terms unless terminated by either party upon fourteen (14) days written notice.

NOTE 8 - *NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2013, the company had net capital of $398,654 which is $298,654 in excess of required net capital of $100,000. The Company's net capital ratio at April 30, 2013 is .02 to 1.

NOTE 9 - *ANNUAL REPORT ON FORM X-17A-5*

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

NOTE 10 - *SUBSEQUENT EVENTS*

The Company evaluated events occurring between the end of its fiscal year, April 30, 2013, and May 29, 2013 when the financial statements were issued.

iTB SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2013

Net Capital		
Total member's equity		$ 400,005
Deductions and Charges		
Non-allowable assets:		
Prepaid expenses	1,351	
Total Deductions and Charges		1,351
Net Capital		$ 398,654
Aggregate Indebtedness (A.I.)		
Accounts payable and accruals	4,783	
Deferred revenue	4,430	
Total Aggregate Indebtedness (A.I.)		$ 9,213
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total A.I.)		$ 614
(b) Minimum net capital required of broker dealer		$ 100,000
Net Capital Requirement (Greater of (a) or (b))		$ 100,000
Excess Net Capital		$ 298,654
Net Capital less greater of 10% of A.I. or 120% of Net Capital Requirement		$ 278,654
Ratio of A.I. to Net Capital		0.02
Reconciliation with Company's Computation		
(Included in Part IIA of Form X-17A-5 as of APRIL 30, 2013)		
Net Capital - As reported in the Company's Part IIA of April 30, 2013 FOCUS Report (unaudited)		$ 398,654
Audit Adjustments		-
Net Capital - April 30, 2013 (audited)		$ 398,654

See independent auditors' report.

SCHEDULE II

iTB SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2013

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii)of the rule.

See independent auditors' report.

iTB SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2013

The Company had no items reportable as customers' fully paid securities: (1) not in the Compan) possession or control as of the audit date (for which instructions to reduce to possession or contr(had been issued as of the audit date) but for which the required action was not taken by the Com within the time frames specified under Rule 15c3-3 or (2) for which instructions to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags wł result from normal business operations" as permitted under Rule 15c3-3.

See independent auditors' report.

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
iTB Securities, LLC

In planning and performing our audit of the financial statements of iTB Securities, LLC (the "Company") as of and for the year ended April 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding Securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry Securities accounts for customers or perform custodial functions relating to customer Securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly Securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for Securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Wall Street, 11th Floor, New York, NY 10005 **212.785.9700**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of business performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding Securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of April 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
May 29, 2013

iTB SECURITIES, LLC
Supplemental SIPC Report
For The Year Ended
April 30, 2013

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Members of
iTB Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, , we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2013, which were agreed to by iTB Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating iTB Securities, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). iTB Securities, LLC 's management is responsible for iTB Securities, LLC 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
May 29, 2013

110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

iTB SECURITIES, LLC
Determination of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended April 30, 2013
Schedule of Assessment Payments

General Assessment			$ 94
Less prior overpayment			(82)
Less: Payments Made:			
	Date Paid	Amount	
	10/12/12	$0	
	06/01/13	$12	
			12
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ --
Payment made with Form SIPC 7			$ 12

See Independent Auditors' Report.

iTB SECURITIES, LLC
Determination of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended April 30, 2013

Total revenue	$ 85,648
Additions:	
Various (list)	
Total additions	$ -
Deductions:	
Commission, floor brokerage and clearance Paid to other SIPC members in connection with Securities transactions	45,367
Interest income	2,525
Total deductions	$ 47,892
SIPC NET OPERATING REVENUES	$ 37,756
GENERAL ASSESSMENT @ .0025	$ 94

See Independent Auditors' Report.